VIRTUS MUTUAL FUNDS

August 31, 2013

Fund	Trust Size	Req. Bond Current Schedule

Virtus Equity Trust	2,593,136,637	1,900,000
Virtus Insight Trust	9,910,356,391	4,700,000	*
Virtus Opportunities Trust	23,052,768,490	9,300,000	*
Virtus Variable Insurance Trust	1,246,587,242	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	494,468,643	750,000
DNP Select Income Fund, Inc.	3,353,649,768	2,100,000
DTF Tax Free Income, Inc.	195,116,350	600,000
Duff & Phelps Global Utility Income Fund, Inc.	1,031,975,910	1,250,000
Virtus Total Return Fund	173,332,801	600,000
Virtus Global Multi-Sector Income Fund	302,223,155	750,000
The Zweig Fund, Inc.	325,094,615	750,000
The Zweig Total Return Fund, Inc.	493,682,101	750,000

TOTAL	43,172,392,102	24,700,000

*	Maximum Required Bond is $2.5 Million